

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 19, 2017

Sandra Gurrola
Vice President of Finance
NTN Buzztime, Inc.
2231 Rutherford Rd., Suite 200
Carlsbad, CA 92008

> **Re: NTN Buzztime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 27, 2016**
> **File No. 001-11460**

Dear Ms. Gurrola:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Edwin Astudillo
    Breakwater Law Group